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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 14D-9
                              (Amendment No. 1)

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                                Waverly, Inc.
                          (Name of Subject Company)

                                Waverly, Inc.
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $2.00 per share
                        (Title of Class of Securities)

                                  943614107
                    (CUSIP Number of Class of Securities)

                            Edward B. Hutton, Jr.
                    President and Chief Executive Officer
                            351 West Camden Street
                          Baltimore, Maryland  21117
                                (410) 528-4000
            (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)

                               With a copy to:

                            Michael P. Rogan, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                          1440 New York Avenue, N.W.
                         Washington, D.C. 20005-2111
                                (202) 371-7000

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               This Amendment No. 1 amends the Solicitation/Recommendation
          Statement on Schedule 14D-9 of Waverly, Inc., a Maryland corporation (the "Company"), filed with the Securities and Exchange Commission on February 18, 1998, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company, by MP Acquisition Corp., a Maryland corporation and an indirect wholly owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation, as follows:

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

               Item 9 is hereby amended by the addition of the following exhibit thereto:

               Exhibit 9:     Text of Press Release dated March 5,
                              1998.
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               After reasonable inquiry and to the best of my knowledge
     and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 5, 1998

                              WAVERLY, INC.


                              By:  /s/ Edward B. Hutton, Jr.
                                   ------------------------------------
                                   Name:  Edward B. Hutton, Jr.
                                   Title: President and Chief Executive
                                          Officer

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                                EXHIBIT INDEX
                                -------------

     Exhibit No.    Description
     -----------    -----------

     Exhibit 9      Text of Press Release dated March 5, 1998.

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     Exhibit 9
     ---------

                         [Waverly, Inc. Letterhead]

     MARCH 5, 1998            PRESS RELEASE
     FOR IMMEDIATE RELEASE:

               FOR MORE INFORMATION, CONTACT:

               WAVERLY, INC.                 WOLTERS KLUWER U.S.
               Edward B. Hutton, Jr.         Mary Dale Walters
               President and CEO             Director, Public Relations
               Phone:  (410) 528-4241        Phone:  (312) 425-7014
               Fax:    (410) 528-4414        Fax:    (312) 425-0232

            WAVERLY PROVIDES UPDATE ON MERGER WITH WOLTERS KLUWER

     Baltimore, MD...Waverly, Inc. (NASDAQ: WAVR) said today that the proposed merger between Waverly and Wolters Kluwer U.S. is undergoing routine review by the Department of Justice, Antitrust Division, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR). Wolters Kluwer has received a request for additional information under HSR; Waverly has received a parallel request under the Department's Civil Investigative Demand authority. The company characterized the requests as routine and not unusual for a transaction of this nature. The HSR waiting period for the transaction, which was to expire on March 4, 1998, will be extended until 10 days after Wolters Kluwer substantially complies with its request. Both companies intend to comply with their requests expeditiously. The merger is to take place following the completion of the tender offer by Wolters Kluwer for all outstanding shares of Waverly common stock, which commenced on February 18, 1998 and is due to expire on March 17, 1998. It is anticipated that the tender offer period will be extended until HSR review has been completed.